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                             March 2, 2023

       Jan Loeb
       Executive Chairman
       NovelStem International Corp.
       2255 Glades Road
       Suite 221A
       Boca Raton, FL 33431

                                                        Re: NovelStem
International Corp.
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Correspondence
Filed February 17, 2023
                                                            File No. 000-22908

       Dear Jan Loeb:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10-12G

       General

   1. We note your response to our prior Comment 1, which requested an analysis of whether
                                                        NewStem is
controlled primarily    by Novelstem for purposes of Rule 3a-1(a)(4) under
                                                        the 1940 Act. Your
response does not provide the staff with a sufficient basis to evaluate this question. To that
end, please provide relevant details regarding Novelstem   s rights as
                                                        a shareholder and board
member of NewStem relative to those of the Founders (as defined
                                                        NewStem   s Articles of
Incorporation). Your response should, at minimum, include a
                                                        discussion of (i) the
relative voting power of the Major Shareholders (as defined
                                                        NewStem   s Articles of
Incorporation) and address whether Novelstem has satisfied the conditions included in
Section 40.2 of NewStem   s Articles of Incorporation, (ii) who has
 Jan Loeb
NovelStem International Corp.
March 2, 2023
Page 2
      the right to appoint senior officers or senior management of NewStem, and
(iii) who (if
      anyone) has the right to approve or reject major NewStem corporate actions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameJan Loeb
                                                           Division of
Corporation Finance
Comapany NameNovelStem International Corp.
                                                           Office of Trade &
Services
March 2, 2023 Page 2
cc:       Morris DeFeo
FirstName LastName